Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

GRANT OF OPTIONS

Semiconductor Manufacturing International Corporation (the “Company”) announces that on 17 February 2009, an aggregate of 362,881,893share options (“Options”) to subscribe for ordinary shares of par value US$0.0004 each in the capital of the Company (the “Shares”) were granted, subject to acceptance of the grantees, under its 2004 Stock Option Plan adopted on 18 March 2004 (the “Share Option Scheme”).

This announcement is made pursuant to Rule 17.06A of the Rules Governing the Listing of Securities on
The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “Listing Rules”).

The Company announces that on 17 February 2009, an aggregate of 362,881,893 Options to subscribe for Shares were granted, subject to acceptance of the grantees, under the Share Option Scheme. The following are the details of the Options granted:

Date of Grant:	17 February 2009
.
Exercise price of the Options	the higher of (a) the closing
market price of the Shares on
the Stock Exchange as stated in
the daily quotation sheet of the
Stock Exchange (the “Closing
Price”) on 17 February 2009 and
(b) the average Closing Price
for the period from 10
February 2009 to 16 February
2009 (both days inclusive),
being HK$0.25
.
Number of Options granted:	362,881,893 Options
.
Closing price of the Shares on the date of grant:	HK$ 0.27 per Share
.
Validity period of the Options:	The Options are valid for a
period of 10 years commencing on
17 February 2009, subject to
earlier termination as provided
under the Share Option Scheme
and applicable award documents.
For the grant of Options to
employees of the Company, (i)
certain of the Options are
exercisable on the expiry of 2
years after the respective
vesting dates applicable to the
employees subject to earlier
termination and other terms and
conditions, as provided under
the Share Option Scheme and any
other applicable award
documents, and (ii) certain of
the Options are exercisable on
the expiry of 1 year after the
respective vesting dates
applicable to the employees
subject to earlier termination
and other terms and conditions,
as provided under the Share
Option Scheme and any other
applicable award documents.
For grant of Options to
directors of the Company (the
“Directors”), the Options are
exercisable on the expiry of 1
year after 17 February 2009
subject to earlier termination
and other terms and conditions,
as provided under the Share
Option Scheme and any applicable
award documents.

Among the total 362,881,893 Options, 6,000,000 Options were granted to the Directors with details as follows:

Name of Directors	Position	Number of Options
	Chairman of the Board of Directors and
Yang Yuan Wang	Independent Non-Executive Director	1,000,000
.
	President, Chief Executive Officer and
Richard R. Chang	Executive Director	1,000,000
.
Tsuyoshi Kawanishi	Independent Non-Executive Director	1,000,000
.
Lip-Bu Tan	Independent Non-Executive Director	1,000,000
.
Jiang Shang Zhou	Independent Non-Executive Director	1,000,000
.
Edward S Yang	Independent Non-Executive Director	1,000,000

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Zhou Jie (and Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan, Jiang Shang Zhou and Edward S Yang as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC

17 February 2009